PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF NANO DIMENSION LTD.
TO BE HELD ON MARCH 20, 2023

Introduction

As more fully described below under “Background of the Meeting”, Murchinson Ltd. (“Murchinson”) and certain funds it advises and/or sub-advises listed below (the “Funds” and, together with Murchinson, the “Proposing Shareholders” or “we”), who collectively hold approximately 5.2% of the voting rights of Nano Dimension Ltd. (the “Company”), are convening a special general meeting of the shareholders of the Company (including any adjournments, postponements, reschedulings or continuations thereof, the “Special General Meeting of the Shareholders” or “Meeting”) in accordance with Section 64 of the Israeli Companies Law, 5759-1999 (the "Companies Law").

The enclosed proxy is being solicited by the Proposing Shareholders for use at the Special General Meeting of Shareholders to be held at the offices of our outside Israeli counsel, Goldfarb Seligman, Law Offices, at Ampa Tower, 98 Yigal Alon Street, Tel Aviv 6789141, Israel, on Monday, March 20, 2023, at 16:00, Israel time, or at any adjournments, postponements, reschedulings or continuations thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels 5.00 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement (this “Proxy Statement”), the Ordinary Shares represented thereby will be voted in favor of the proposals described in this Proxy Statement.

Two or more shareholders present, personally or by proxy, holding not less than twenty five percent (25%) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the adjourned meeting shall be held on the same day, March 20, 2023, at 18:00 p.m., Israel time. If a quorum is not present at the adjourned meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matter for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Companies Law, each of proposals 1, 2, 3 and 4 described hereinafter requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposal (a “Simple Majority”). To our knowledge, based on the Company’s most recent filings with the U.S. Securities and Exchange Commission (“SEC”), the Company has 258,140,880 Ordinary Shares issued and outstanding.

Purpose of the Meeting

The Meeting is being called for the following purposes (the “Proposed Resolutions” or the “Proposals”):

Proposal 1:     To amend and restate Article 41 (Continuing Directors in the Event of Vacancies) of the Company’s Amended and Restated Articles of Association (the “Articles of Association” or the “Articles”), as set forth in Proposal 1 in this Proxy Statement, to allow shareholders to fill vacancies on the Board of Directors (the “Board of Directors” or the “Board”) at a general meeting of shareholders of the Company;

Proposal 2:      To amend and restate clause (f) of Article 42 (Vacation of Office) of the Articles of Association, as set forth in Proposal 2 in this Proxy Statement, to allow shareholders to remove directors by a Simple Majority at a general meeting of shareholders of the Company;

Proposal 3:      To remove four directors of the Company: Yoav Stern, the Company’s Chief Executive Officer and Chairman of the Board (the “CEO”), Oded Gera, Igal Rotem and Dr. Yoav Nissan-Cohen, in addition to any and all new directors appointed by the Board (if any) following December 19, 2022 and until the conclusion of the Meeting; and

Proposal 4:       To appoint two director nominees: Mr. Kenneth H. Traub and Dr. Joshua Rosensweig, to serve as directors of the Company.

This Proxy Statement and our WHITE proxy card/voting instruction form are available at

www.savenanodimension.com

Background of the Meeting

Section 63(b) of the Companies Law provides that the board of directors of a company will convene a special general meeting at the demand of any shareholder(s) holding at least 5.0% of the voting rights of such company, within 21 days following the demand. Section 64 of the Companies Law provides that, if the board of directors fails to timely call a meeting requested under Section 63(b) of the Companies Law, then (i) the proposing shareholder(s) may call such meeting themselves, and (ii) the company will be required to cover the expenses of the proposing shareholder(s) in calling such meeting and that the directors who were responsible for said failure will personally reimburse such company for these expenses.

The following chronology is a summary of material events leading up to the Meeting, commencing with the special general meeting of shareholders held on December 13, 2022. The following chronology does not purport to catalogue every event or interaction between the Proposing Shareholders and the Company or their respective representatives and other parties:

•	On December 13, 2022, the Company convened a special general meeting of shareholders to, among other things, approve three proposals the effect of which would have resulted in (i) a 60% increase in the Company’s registered share capital, (ii) an expansion of the indemnity provided under the Company’s indemnification agreements with its directors to an amount equal to the Company’s total aggregate financial capabilities at the time of an indemnification payment provided thereunder (including third party-loans) and (iii) a 60% decrease in the exercise price of approximately 27.7 million warrants held by the CEO, each of which was summarily rejected by the Company’s shareholders.

•	On January 22, 2023, the Proposing Shareholders, who, to their knowledge, collectively held approximately 5.1% of the voting rights of the Company on such date and who currently hold approximately 5.2% of the voting rights of the Company, sent a letter to the Company pursuant to Section 63(b)(2) of the Companies Law, demanding that the Board of Directors convene a special general meeting of the shareholders of the Company by no later than February 12, 2023 (such demand, the “Special Meeting Demand”).

•	On January 23, 2023, Murchinson and the other reporting persons named therein filed a Schedule 13D with the SEC disclosing a 5.1% ownership position in the Company and the Proposing Shareholders’ delivery of the Special Meeting Demand to the Company.

•	On January 25, 2023, the Company issued a press release containing several misleading and personal attacks against Murchinson and certain of its representatives, which Murchinson believes reflects an apparent attempt by the Company to deflect attention from its poor financial performance and governance failures.

•	On January 27, 2023, outside counsel to the Company delivered a letter (the “Demand Rejection Letter”) to Murchinson rejecting the Special Meeting Demand and refusing to convene the Meeting, alleging, among other things, that (i) the Proposing Shareholders failed to provide the requisite proof of ownership of the ADS (making petty assertions such as that the certificates of ownership we were provided by our brokers and delivered to the Company failed to indicate what type of shares we hold, our country of incorporation or registration number), (ii) the Proposing Shareholders failed to provide certain additional statements (namely, a position statement and D&O questionnaires for the two director nominees) and (iii) that Proposals 3 and 4 are in contradiction to the Articles of Association.

•	Also on January 27, 2023, the Company filed a registration statement on Form S-8 with the SEC (the “Registration Statement”) to issue nearly 52 million new shares under its Employee Stock Option Plan, which, on a fully-diluted basis, would dilute the Company’s existing shareholders by nearly 20%.

•	Also on January 27, 2023, the Company announced that the Board has adopted a rights plan (the “Poison Pill”), which if triggered, would significantly dilute the ownership of certain shareholders, in spite of shareholders previously voting against an amendment to the Articles of Association to grant the Board such authority on July 7, 2020.

•	On January 31, 2023, outside counsel to the Proposing Shareholders delivered a letter (the “January 31 Response Letter”) to outside counsel for the Company (i) reiterating the demands set forth in the Special Meeting Demand, including, without limitation, that the Board call the meeting no later than February 12, 2023 with an agenda consisting of the approval of all of the Proposed Resolutions, (ii) refuting the assertions made on behalf of the Company in the Demand Rejection Letter, including pointing out to some of the false allegations made by the Company (e.g., the position statement and D&O questionnaires for the two director nominees were attached to the Special Meeting Demand), and (iii) as a courtesy to the Company, enclosing additional information and statements even though we stressed these are not legally required.

•	Also on January 31, 2023, the Company issued a press release wherein it again made several disingenuous claims and misleading statements about Murchinson.

•	On February 2, 2023, Murchinson issued a press release and delivered an open letter to the Company’s shareholders expressing its belief that, among others, (i) urgent change in the boardroom is required at the Company as reinforced by the Board’s decision to challenge the Special Meeting Demand and its recent reactive and entrenchment-minded maneuvers, including the adoption of the Poison Pill and the filing of the Registration Statement, (ii) the Company’s misleading statements about Murchison are aimed at distracting from Mr. Stern having presided over a more than 77% share price decline since becoming Chairman,[1] and (iii) the removal of certain incumbent directors and the appointment of new independent directors with capital allocation acumen and corporate governance expertise is urgently required.

•	On February 7, 2023, outside counsel to the Company delivered a response letter to the January 31 Response Letter reiterating the Company’s rejection of the Special Meeting Demand by asserting that, among other things, (i) the January 31 Response Letter rectified only certain purported deficiencies in the original Special Meeting Demand and (ii) new, additional purported deficiencies existed such as the Proposing Shareholders’ purported failure to explain the rationale behind the attempt to remove Messrs. Stern, Gera, Rotem and Nissan-Cohen from the Board, notwithstanding the explanations provided with respect thereto in the position statement attached as an exhibit to the Special Meeting Demand. In addition, the response letter stated that, without derogating from the Company’s arguments and reservations, the Company will, out of “sheer good will”, deliberate on the agenda items specified in the Special Meeting Demand to determine whether to convene the Meeting.

•	On February 8, 2023, Murchinson issued a press release urging the Board to refrain from any dilutive or defensive transaction intended to further entrench the Company’s current leadership, including any rushed acquisition made for an improper purpose, and reiterated the need for urgent change on the Board given the value destruction, capital misallocation missteps and corporate governance failures it believes have occurred under the incumbent Board’s watch.

•	On February 12, 2023, the latest date on which the Company was required to convene the Meeting as required under Section 63(b)(2) of the Companies Law, the Meeting had yet to be convened by the Company.

•	On February 13, 2023, as a result of the Company’s aforesaid failure to timely convene the Meeting, the Proposing Shareholders determined to convene the Meeting in accordance with Section 64 of the Companies Law and Murchinson filed an amendment to the Schedule 13D with the SEC, wherein the Notice of the Meeting, this Proxy Statement, form of proxy card and voting instruction form related to the Meeting are attached as exhibits thereto.

___________________________

1 Measurement period from March 11, 2021 to January 22, 2023, the date on which Murchinson delivered the Special Meeting Demand to the Company.

•	Also on February 13, 2023, outside counsel for the Proposing Shareholders delivered a letter to outside counsel for the Company in response to the Second Demand Rejection Letter (i) refuting the assertions made on behalf of the Company therein, including by pointing out that such letter raised new (and baseless) assertions, which demonstrate that the Board is on a quest to unlawfully prevent or delay the Meeting, and (ii) notifying the Company that the Proposing Shareholders are exercising their rights under Section 64 of the Companies Law to call the Meeting themselves.

Reasons for the Meeting

Based on publicly available information, we, the Proposing Shareholders, currently hold an approximately 5.2% stake in the Company and sought to convene the Meeting to allow the shareholders of the Company to vote upon the Proposed Resolutions to improve the Company’s corporate governance by way of (i) amending certain provisions of the Articles of Association, as reflected in Proposals 1 and 2, (ii) removing several current directors of the Company, including Mr. Yoav Stern, Nano’s Chairman of the Board and CEO, as reflected in Proposal 3 and (iii) appointing two new director nominees, as reflected in Proposal 4. We believe these actions are urgently required in order to protect shareholders’ interests, particularly for the following key reasons:

▪   Poor Corporate Governance. This is demonstrated by various counts, such as:

o	The Board is too large. There are currently nine members on the Board (ten until the recent departure of Mr. Saul Simon). Several studies have shown that companies with smaller boards tend to outperform peers with larger boards as they facilitate more in-depth discussions and increase accountability. Moreover, based on a sample we conducted of US-traded companies of similar size (in terms of market capitalization or of similar revenue to the Company’s), yields an average board size of 6-7 members.

o	An unreasonable number of directors have been appointed, never elected, to the Board. Until Mr. Simon’s recent departure from the Board, six out of the ten members of the Board were appointed by the Board itself and never elected by shareholders. Currently, five out of nine (55%) directors were never subject to a vote by shareholders.

o	The Company’s current troubling governance structure resulted in the manipulation of Board classes. We believe we identified a pattern whereby appointed directors are often re-classified by the Board ahead of annual shareholders meetings to avoid shareholders having a say on the matter. Some Board-appointed directors, such as Mr. Oded Gera, Mr. Igal Rotem and the CEO himself serve for extended periods of time thanks to arbitrary changes of their classes. Conversely, other directors, stand for election two meetings in a row.

o	Questionable affiliated party transactions approved by the Board.

▪	A recent example is the December 2022 special shareholders meeting, called by the Board to approve three proposals, including a 60% reduction in the exercise price of 27.7 million of the warrants issued to the CEO from $6.16 to $2.46 per share (the “CEO Warrants”). All three proposals were rejected by shareholders by an overwhelming majority and gained the admonishment of the two leading proxy advisory firms – ISS and Glass-Lewis.

▪	Another telling example is the approval by the Board of the April 2021 acquisition of DeepCube, a company that was founded and majority-owned by two of the then-serving directors of the Board, for approximately $70 million.

o	Lack of transparency and meaningful disclosure. We believe that the Company has publicly disseminated limited or self-serving information. A few recent examples of this attitude are:

▪	On the Company’s most recent earnings call from December 1, 2022, management only took questions from representatives of Think Equity (the placement agent in all but one of the Company’s equity raises in 2020 and 2021) and of the Edison Group (the Company’s IR firm).

▪	The proposal to amend the CEO Warrants’ exercise price was meaningfully lacking in that the Company failed to expressly disclose the current exercise price and the magnitude of the reduction. In our view, this self-serving omission stands in contrast to the recent stream of Company press releases during December 2022 about a few sale orders that the Company has secured.

▪	Stock Price Performance. Nano reported that, as of September 30, 2022, Nano’s cash, cash-equivalent, bank deposits and investments in securities, or what we refer to as “cash value,” totaled approximately $1.15 billion. Yet, according to Bloomberg, the Company’s market capitalization as of January 20, 2023 was approximately $620 million, reflecting a negative enterprise value of approximately $615 million. We believe that this discount to cash value and negative enterprise value imply a significant lack of trust in the vision carried by the CEO and supported by the Board or, put differently, in their ability to create meaningful value for shareholders.

All in all, we believe that the Proposed Resolutions will help affect a long-overdue change to the Board, and importantly, help to align the Board with shareholders’ interests to maximize value.

PROPOSAL 1

TO AMEND THE COMPANY'S ARTICLES OF ASSOCIATION
TO ALLOW SHAREHOLDERS TO FILL BOARD VACANCIES

Article 41 (Continuing Directors in the Event of Vacancies) of the Articles of Association currently appears to allow only the Board to fill vacancies and, when so appointed, determine that their term may end several years thereafter.

As more fully described under “Reasons for the Meeting” section above, we believe that the Board has manipulated this power to an extreme (and possibly illegal) result and, as such, Proposal 1, to amend and restate Article 41, would also expressly give shareholders the ability to fill vacancies on the Board at a general meeting of shareholders of the Company. This governance improvement will also enable shareholders to more easily hold the Board accountable and prevent further entrenchment.

Accordingly, the shareholders of the Company are requested to adopt the following resolution:

"RESOLVED, to amend and restate Article 41 (Continuing Directors in the Event of Vacancies) of the Company's Articles of Association to read as follows:

(a)           In the event of one or more vacancies in the Board of Directors (whether such vacancy is due to a Director no longer serving for whatever reason or due to the number of Directors serving being less than the maximum number stated in Article 38 hereof), such vacancy(ies) may be filled by (i) the Board of Directors or (ii) the shareholders by a simple majority of the voting power represented at the General Meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power present and voting to fill such vacancy(ies) at such General Meeting; provided, however, that shareholders shall have the sole and exclusive authority to appoint a Director(s) to fill any vacancy(ies) resulting from the removal of a Director(s) by shareholders at a General Meeting (or resulting from the resignation of a Director(s) who has resigned at any time following the submission of a shareholder proposal submitted pursuant to Section 63(b) or Section 66(b) of the Companies Law to remove him or her and prior to removal thereof at the General Meeting).

(b)           In the event of one or more vacancies in the Board of Directors, the continuing Directors may continue to act in every matter; provided, however, that if they number less than the minimum number provided in Article 38 hereof, they may only act in an emergency or, subject to clause (a)(ii) above, to fill the office of director which has become vacant up to a number equal to the minimum number provided for pursuant to Article 38 hereof.

(c)           The office of a Director that was appointed by (i) the Board of Directors to fill any vacancy (and, for the sake of clarity, was not thereafter appointed or elected by shareholders) shall only be until the first Annual General Meeting convened after such appointment or (ii) shareholders to fill any vacancy shall only be for the remaining period of time during which the Director whose service has ended and whose vacancy was so filled would have held office.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Proposing Shareholders unanimously recommend that the shareholders vote FOR the above proposal.

PROPOSAL 2

TO AMEND THE COMPANY’S ARTICLES OF ASSOCIATION TO ALLOW SHAREHOLDERS TO REMOVE DIRECTORS BY A SIMPLE MAJORITY AT A GENERAL MEETING

Clause (f) of Article 42 (Vacation of Office) of the Articles of Association currently allows shareholders to remove directors only at annual shareholder meetings and even then, only at a high threshold majority of 70%.

As more fully described under “Reasons for the Meeting” section above, and given the staggered structure of the Board, we believe that shareholders should have the ability to remove directors between annual meetings by a Simple Majority vote. Proposal 2, if adopted, would allow shareholders to do so. This governance improvement will also enable shareholders to more easily hold the Board accountable and prevent further entrenchment.

Accordingly, the shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to amend and restate clause (f) of Article 42 (Vacation of Office) of the Company’s Articles of Association to read as follows:

(f) by a resolution adopted at a General Meeting by a simple majority of the voting power represented at the General Meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power present and voting. Such removal shall become effective on the date fixed in such resolution.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Proposing Shareholders unanimously recommend that the shareholders vote FOR the above proposal.

PROPOSAL 3

REMOVAL OF DIRECTORS

Without any changes in the composition of the Board, we are concerned that the incumbent Board will continue to take actions to further entrench itself rather than to prioritize the best interests of the Company and its shareholders. Accordingly, and as more fully described under “Reasons for the Meeting” section above, we believe that removing four of the current directors (namely, Messrs. Stern, Gera, Rotem and Nissan-Cohen), and any and all new directors appointed by the Board following December 19, 2022 and until the conclusion of the Meeting, will have the dual benefits of (1) reducing the size of the Board, and (2) reducing the number of directors whose service as directors has not been put to the vote of shareholders.

Accordingly, the shareholders of the Company are requested to adopt the following resolutions:

“Subject to approval of Proposal 2:

RESOLVED FURTHER THAT: Mr. Yoav Stern be, and he hereby is, removed from the Board, effective immediately;

RESOLVED THAT: Mr. Oded Gera be, and he hereby is, removed from the Board, effective immediately;

RESOLVED FURTHER THAT: Mr. Igal Rotem be, and he hereby is, removed from the Board, effective immediately;

RESOLVED FURTHER THAT: Dr. Yoav Nissan-Cohen be, and he hereby is, removed from the Board, effective immediately; and

RESOLVED FURTHER THAT: any and all new directors appointed by the Board (if any) following December 19, 2022 and until the conclusion of the Meeting be, and they hereby are, removed from the Board, effective immediately.”

The removal of each director shall be voted upon separately and requires the affirmative vote of a Simple Majority.

The Proposing Shareholders unanimously recommend that the shareholders vote FOR the removal of each of these directors.

PROPOSAL 4

APPOINTMENT OF DIRECTORS TO FILL BOARD VACANCIES

As more fully described under “Reasons for the Meeting” section above, in furtherance of our goal to improve the corporate governance and instill a culture of accountability, we have proposed that the shareholders of the Company appoint two highly-qualified director candidates who have significant experience and proven capabilities as directors. We believe Messrs. Kenneth H. Traub and Joshua Rosensweig (the “Nominees”) each have the requisite skills and experience and are independent - from the Proposing Shareholders themselves, from the Company's management including, in our belief, and perhaps most importantly, from the CEO - so as to enhance the oversight function of the Board, better align the Company’s leadership with the best interests of the Company’s shareholders, its true owners, and, more generally, restore the market’s trust in the Company.

Each of the Nominees, whose professional background is provided below, has advised the Proposing Shareholders and the Company that they are willing, able and ready to serve as directors. Additionally, in accordance with the Companies Law, each of the Nominees has certified to the Company that he meets all the requirements of the Companies Law for appointment as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his duties as a director of the Company, taking into account the size and needs of the Company.

The Company does not have any understanding or agreement with respect to the future election of either of the Nominees. The Proposing Shareholders also do not have any such arrangement, except that Murchinson has signed (i) separate letter agreements (the “Indemnification Letter Agreements”) with each of the Nominees pursuant to which it has agreed to indemnify such Nominees against claims arising from the Demand Letter, and (ii) compensation letter agreements (the “Compensation Letter Agreements”) with each of the Nominees, pursuant to which it has agreed to pay each of the Nominees $50,000 in cash as a result of the submission by Murchinson of the Special Meeting Demand. A form of the Indemnification Letter Agreements and a form of the Compensation Letter Agreements is attached as Exhibit 99.2 and Exhibit 99.3, respectively, to the Schedule 13D that Murchinson filed with the SEC on January 23, 2023.

In addition, we believe that each of the Nominees is independent under the Nasdaq listing standards but note that such a determination ultimately rests with the Board (such determination to be taken in good faith).

Subject to the appointment of the Nominees at the Meeting, each will be entitled to indemnification and release letters as applicable and shall be covered by the Company’s directors and officers (D&O) insurance policy.

Set forth below is certain biographical information regarding the background and experience for each Nominee:

Kenneth H. Traub, 61, currently serves as the Managing Member of Delta Value Group, LLC, an investment management firm, since September 2019 and as the Managing Member of Delta Value Advisors, LLC, a consulting firm, since October 2020. From December 2015 to January 2019, Mr. Traub was a Managing Partner at Raging Capital Management, LLC, an investment management firm. Previously, Mr. Traub held senior management positions at Ethos Management, LLC, JDS Uniphase Corporation, American Bank Note Holographics, Inc., Voxware, Inc. and Trans-Resources, Inc. Mr. Traub has been serving as a member of the board of directors of Tidewater, Inc. (NYSE: TDW), a leading global owner and operator of offshore support vessels, since 2018. Mr. Traub previously served on the boards of directors of several public companies, including: DSP Group, Inc. (NASDAQ: DSPG), an Israeli-based global leading provider of wireless chipset solutions, from 2012 until the company was acquired in 2021 and as Chairman of the board from 2017 to 2021; MRV Communications, Inc. (NASDAQ: MRVC), a supplier of communications equipment with principal operations in Israel, from 2011 until the company was acquired in 2017 and as Chairman of the board from 2012 until 2017; IDW Media Holdings (OTC: IDWM), from 2015 to 2018; Athersys, Inc. (NASDAQ: ATHX), a biotechnology company, from 2012 to 2016 and 2020 to 2022; Immersion Corporation (NASDAQ: IMMR), a leader in haptics technology, from 2018 to 2019; Gulfmark Offshore, Inc. (NYSE: GLF), from 2017 until the company was acquired in 2018; and Intermolecular, Inc. (NASDAQ: IMI), a leading innovator in advanced materials solutions for the semiconductor industry, from 2016 until the company was acquired in 2019 and as Chairman of the board from 2018 to 2019. Mr. Traub is also active in the Young Presidents Organization and World Presidents Organization, the leading global networks of business leaders, having served as Chapter Chairman and Education Chairman. Mr. Traub earned a B.A. degree from Emory University and an M.B.A. from Harvard Business School. Mr. Traub has continued his engagement with Harvard Business School and other leading business schools, including teaching lessons in corporate governance and strategy to business students and corporate executives.

Dr. Joshua Rosensweig, 70, is founder and senior partner of Rosensweig & Co., a boutique law firm. Previously, between 2012 and 2013, Dr. Rosensweig was head of the tax department at Agmon & Co and from 1999 until 2005 served as a senior partner at Gornitzky & Co., where he led the international transactions and taxation practices. He began his legal career in Israel at Herzog, Fox & Neeman. Since 2017, Dr. Rosensweig has been serving as a member of the board of directors of Israel Corporation (TASE: ILCO). Previously, Dr. Rosensweig served on the boards of directors of Bezeq Israel Telecommunication Corp (TASE: BEZQ) from 2010 until 2018, as well as of two of its prominent subsidiaries: Pelephone Communications (2010 - 2018) and Bezeq International (2011 - 2018). In addition, Dr. Rosensweig served on the board of Alrov Properties and Lodgings Ltd. (TASE: ALRPR) from 2010 until 2018. Dr. Rosensweig has been serving as a director in numerous technology start-up companies. Dr. Rosensweig held leadership positions as Chairman of the Board of Directors of First International Bank of Israel from 2003 until 2006 and of Poalim IBI in 2013. Dr. Rosensweig earned an LL.B. degree from Bar Ilan University and LL.M. as well as Ph.D. degrees from New York University Law School. His association with Bar Ilan University continued as he served Chairman of the university’s Management Committee from 2009 until 2014. Dr. Rosensweig is a member of the Israeli Bar Association since 1978. Between 1983 and 2020 he was a regular lecturer in professional conferences held by the Bar Association and by the Israeli Chamber of Public accountants on subjects relating to international fiscal and commercial issues. Between 1980 and 1995 he was a lecturer at Bar Ilan University Law School as well as courses in the Tel Aviv University M.B.A. program.

Accordingly, the shareholders of the Company are requested to adopt the following resolutions:

“Subject to approval of Proposal 1:

RESOLVED THAT: Subject to approval of the removal of at least one of the Company’s directors pursuant to Proposal 3 or any other vacancy in the Board of Directors, Mr. Kenneth H. Traub be, and he hereby is, appointed to the Board, effective immediately, for a term ending in accordance with the Company’s Articles of Association (as amended);

RESOLVED FURTHER THAT: Subject to approval of the removal of at least two of the Company’s directors pursuant to Proposal 3 or any other two vacancies in the Board of Directors, Dr. Joshua Rosensweig be, and he hereby is, appointed to the Board, effective immediately, for a term ending in accordance with the Company’s Articles of Association (as amended); and

It is hereby clarified and approved that in the case that more than one director is removed (or more than one vacancy) (a “Vacant Director”), (i) Mr. Traub shall serve until the longest remaining period of office among the Vacant Directors and (ii) Dr. Rosensweig shall serve until the next longest remaining period of office among the Vacant Directors.”

The appointment of each director shall be voted upon separately and requires the affirmative vote of a Simple Majority.

The Proposing Shareholders unanimously recommend that the shareholders vote FOR the appointment of each of these directors.

***

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to Murchinson, in care of Okapi using the contact information below and instructions otherwise provided in this Proxy Statement.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended, as applicable to foreign private issuers. Accordingly, the Notice of the Special General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

THE PROPOSING SHAREHOLDERS HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED FEBRUARY 13, 2023. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN SUCH DATE, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

If you have any questions, require assistance in voting your WHITE voting instruction form/proxy card or voting via the internet or telephone, or need additional copies of the proxy materials, please call Okapi Partners LLC at the phone numbers listed below.

Okapi Partners LLC
1212 Avenue of the Americas, 17th Floor
New York, NY 10036

Call Toll-Free: (844) 202-7428
Banks and Brokerage Firms Call: (212) 297-0720
Email: info@okapipartners.com

Sincerely,

Murchinson Ltd.

BPY Limited

Nomis Bay Ltd.

Boothbay Absolute Return Strategies, LP (pursuant to Power of Attorney granted to Murchinson)

Boothbay Diversified Alpha Master Fund, LP. (pursuant to Power of Attorney granted to Murchinson)